FIRST AMENDED SCHEDULE A

TO THE

INVESTMENT ADVISORY AGREEMENT

BETWEEN ADVISERS INVESTMENT TRUST

AND

VONTOBEL ASSET MANAGEMENT, INC.

Name of Fund	Compensation*

Emerging Markets Opportunity Fund	Annual rate of 0.8000 % of the average daily net assets of the Fund.

Vontobel International Equity Institutional Fund	Annual rate of 0.7500 % of the average daily net assets of the Fund.

Vontobel Global Equity Institutional Fund	Annual rate of 0.7000 % of the average daily net assets of the Fund.

Effective: September 8, 2014

Advisers Investment Trust

By: /s/ Dina Tantra
Name: Dina Tantra
Title: President

Vontobel Asset Management, Inc.

By: /s/ Philipp Hensler
Name: Philipp Hensler
Title: Co-CEO

Vontobel Asset Management, Inc.

By: /s/ Joseph Mastoloni
Name: Joseph Mastoloni
Title: CCO

*	All fees are computed daily and paid monthly.